100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

February 1, 2016

By EDGAR Submission and

Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention: Suzanne Hayes, Assistant Director

Re:	Moleculin Biotech, Inc.
Draft Registration Statement on Form S-1
Submitted December 4, 2015
CIK No. 0001659617

Dear Ms. Hayes:

This letter is being submitted on behalf of Moleculin Biotech, Inc. (“MBI” or the “Company”) in response to the comment letter, dated December 31, 2015, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 filed on December 4, 2015 (“Draft Registration Statement”). The Company’s initial Form S-1 Registration Statement (the “Registration Statement”) is being filed with the Commission concurrently herewith.

For your convenience, we have repeated each comment prior to the response in italics. The references to page numbers in the headings are to the Draft Registration Statement. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comment Letter Dated December 31, 2015

Table of Contents, page i

Securities and Exchange Commission

February 1, 2016

1.	You state you have not independently verified any of the market and industry data used throughout your prospectus, and that the accuracy and completeness of such information is not guaranteed. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically acknowledging your liability for information that appears in your registration statement that was obtained from third party sources.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has deleted the statement referenced in the Staff’s comment.

Prospectus Summary, page 1

2.	Please explain, in layman’s terms, the meaning of “anthracycline.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the following disclosure in the “Prospectus Summary” section of the Registration Statement to include the meaning of “anthracycline”:

“Our lead product candidate is Annamycin, an anthracycline intended to target the treatment of relapsed or refractory AML. Anthracyclines are a class of chemotherapy drugs designed to disrupt the DNA of, and eventually destroy, targeted cancer cells. They are considered to be among the most effective anticancer drugs developed and are used to treat a range of cancers, including leukemias, lymphomas, and breast, stomach, uterine, ovarian, bladder, and lung cancers. The effectiveness of currently approved anthracyclines is limited, however, by their propensity to cause heart damage (cardiotoxicity) and for cancer cells to become resistant by natural cell defense (multidrug resistance) mechanisms.”

Risks Related to Our Business, page 3

3.	Please include a bullet point referencing the possibility of side effects in your product candidates, noting that the most recent Phase I/II clinical trial of Annamycin caused two fatalities due to tumor lysis, as stated on pages 2 and 16.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added the following bullet point in the “Prospectus Summary” section of the Registration Statement:

“• unforeseen side effects from any of our product candidates could arise either during clinical development. For example, in the most recent Phase I/II dose-ranging clinical trial of Annamycin, two patients succumbed to tumor lysis syndrome (TLS) resulting from the debris created by Annamycin killing the targeted leukemic blasts more rapidly than anticipated;”

Securities and Exchange Commission

February 1, 2016

4.	Please include a bullet point that addresses your lack of product liability insurance for your clinical trials.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added the following bullet point in the “Prospectus Summary” section of the Registration Statement:

“• we do not currently carry product liability insurance covering any of our drug candidates and, although we intend to obtain product liability insurance for future clinical trial liability that we may incur, there can be no assurance that we will secure adequate coverage or that, even if we do so, any such coverage will be sufficient to prevent the exposure of our operations to significant potential liability in the future;”

Risk Factors, page 11

5.	Please include a risk factor addressing the related-party nature of your pending merger with Moleculin LLC. In particular, because of your affiliation with Moleculin, the transaction by definition will not be conducted on an arm’s-length basis. This raises the possibility, therefore, that the parties may agree on terms that are less favorable to the company than in an arms-length negotiation.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has add the following new risk factor in the Registration Statement:

“We have completed and will in the future complete related party transactions that were not and will not be conducted on an arm’s length basis.

We acquired the rights to the license agreement with MD Anderson covering our WP1122 Portfolio held by IntertechBio Corporation, a company affiliated with certain members of our management and board of directors. We acquired the rights to all data related to the development of Annamycin held by AnnaMed, Inc., a company affiliated with certain members of our management and board of directors. Prior to the effective date of the registration statement of which this prospectus is a part, Moleculin LLC will be merged with and into our company. Moleculin LLC is affiliated with certain members of our management and board of directors. Prior to the effective date of the registration statement of which this prospectus is a part, we will enter into an agreement with HPI whereby HPI will agree to terminate its option to sublicense certain rights to the WP1066 Portfolio and to enter into a co-development agreement with us. Waldemar Priebe and Don Picker are shareholders of HPI.

Securities and Exchange Commission

February 1, 2016

None of the foregoing transactions were conducted on an arm’s length basis. As such, it is possible that the terms we received were less favorable than in an arm’s length transaction.”

“We face competition from other biotechnology and pharmaceutical companies . . .,” page 18

6.	Please amend your disclosure here and on page 51 to identify your likely principal competitors and their products and/or product candidates that you believe may compete with your own products.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has add the following new paragraph as the second paragraph to the referenced risk factor in the Registration Statement.

“A number of attempts have been made or are under way to provide an improved treatment for AML. Drugs attempting to target a subset of AML patients who present with particular anomalies involving a gene referred to as FLT3 are currently in clinical trials. Other approaches to improve the effectiveness of induction therapy are in early stage clinical trials and, although they do not appear to address the underlying problems with anthracyclines, we can provide no assurance that such improvements, if achieved, would not adversely impact the need for improved anthracyclines. A modified version of doxorubicin designed to reduce cardiotoxicity is in clinical trials for the treatment of sarcoma and, although this drug does not appear to address multidrug resistance and is not currently intended for the treatment of acute leukemia, we can provide no assurance that it will not become a competitive alternative to Annamycin. Although we are not aware of any other single agent therapies in clinical trials that would directly compete against Annamycin in the treatment of relapsed and refractory AML, we can provide no assurance that such therapies are not in development, will not receive regulatory approval and will reach market before our drug candidate Annamycin. In addition, any such competing therapy may be more effective and / or cost-effective than ours.”

“Annamycin does not have composition of matter patent protection,” page 18

7.	Please revise the heading and body of this risk factor to clarify that Annamycin is not covered by any existing patent protection, including composition of matter.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has made the requested revision to the risk factor.

“The intellectual property rights we have licensed from MD Anderson are subject to the rights of the U.S government,” page 18

Securities and Exchange Commission

February 1, 2016

8.	Please specify the basis for your belief that no funding agreements currently exist between MD Anderson and the U.S. government that would impact your rights to the WP 1066 and WP1122 portfolios.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the basis for the statement in the referenced risk factor is that the existence of such an agreement was not disclosed to the Company in the course of confidential negotiations leading to the license of the intellectual property from MD Anderson.

“Our acting chief executive officer and our chief operating officer are currently working for us on a part-time basis ,” page 20

9.	Please revise to provide the approximate number of weekly hours your CEO and COO devote to your operations. Please also disclose whether you expect the CEO and the COO to continue to work part-time for you following the IPO.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the referenced risk factor as follows (emphasis added):

“Two of our key employees are currently part-time and provide services for other biotechnology development efforts. Specifically, Walter Klemp, our chairman and acting chief executive officer is also the chief executive officer of Soliton, Inc., a medical device development company whose business operations we do not believe conflict with those of our company, and Donald Picker, our president and chief operating officer, is currently also serving as chief operating officer of two other biotechnology companies, whose business operations we do not believe conflict with those of our company. Both Messrs. Klemp and Picker currently provide services as needed by us, which we estimate does not exceed 10 hours per week. Upon closing of this offering, Mr. Picker will become a full time officer of our company and Mr. Klemp will continue to provide part time services to us as needed. As we progress, we will need to identify a suitable CEO who can dedicate substantially full time to our company. We can provide no assurance that we will be able to successfully identify and retain a qualified candidate for this position..”

Use of Proceeds, page 25

10.	Please amend this disclosure to list the approximate percentage of offering proceeds you intend to allocate toward each of the purposes listed in the second paragraph of this section. Please also indicate:

•	The amount of funds you believe will be necessary to complete the Phase II clinical trial for Annamycin and how far you expect to progress in the trial with the proceeds from this offering, assuming that the minimum, and alternatively, maximum funds are received.

Securities and Exchange Commission

February 1, 2016

•	Please indicate the extent to which you contemplate using offering proceeds to pay down existing debt or to satisfy other obligations, such your installment payments to MD Anderson for past due fees, discussed on page F-18.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Use of Proceeds as requested.

Capitalization, page 28

11.	You state on page 8 that 6,661,000 shares of common stock to be outstanding after this offering does not give effect to the [1],924,557 shares of common stock upon the conversion of $450,000 in principal amount of our outstanding bridge notes, while you state here that such number gives effect to the conversion. Please resolve this discrepancy.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the shares to be outstanding after this offering will include 1) the 6,661,000 shares currently outstanding; 2) the shares issuable to holders of the convertible notes; and 3) the shares issuable pursuant to the merger with Moleculin LLC and in connection with the Company’s agreement with HPI. The Amended Registration Statement has been updated to resolve this discrepancy.

12.	Please tell us why you did not reflect the following transaction in the number of shares of common stock to be outstanding after this offering, given that these transactions have/would have occurred by the time the offering closes:
•	629,000 shares issuable upon the execution of the HPI agreement; and
•	The automatic conversion of $200,000 bridge notes issued after September 30, 2015.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Amended Registration Statement has been updated to include shares issuable from both transactions in the shares of common stock to be outstanding after this offering.

Unaudited Pro Forma Combined Financial Information

Note 2 – Preliminary purchase price allocation, page 34

Securities and Exchange Commission

February 1, 2016

13.	Please disclose the method and the significant assumptions you will use to estimate the fair value of the intangible assets you will acquire.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that establishing a basis for allocating the purchase price to the assets acquired and liabilities assumed at the date of acquisition would be done in accordance with FASB ASC Topic 805, Business Combinations; FASB ASC Topic 350, Intangibles-Goodwill and Other and FASB ASC Topic 820, Fair Value Measurements and Disclosures.

The Company anticipate the scope of the analysis will include the following.

1.	Developing estimates of fair value for the acquired tangible assets currently understood to include leasehold improvements, equipment and furniture.

2.	Developing fair value estimates of those identifiable intangible assets that meet the criteria for identification separate from goodwill with measurable values and determinable lives, currently understood to include: license agreements with MD Anderson and in-process research and development.

3.	Developing estimates of economic lives for the amortizable, identifiable intangible assets.

4.	Calculating the value of goodwill in accordance with FASB ASC Topic 805.

Premise of Value

The premise of value utilized in the Company’s analysis will be fair value, which is defined by the FASB as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

Valuation Approaches

The three traditional approaches employed in determining the value of both tangible and intangible assets include the market, income, and asset approaches. The Company anticipates that the income approach (including multi-period excess earnings, relief from royalty, with/without methods) would be relied on for most intangible assets, although the asset/cost approach may be appropriate in regard to some intangible assets depending on specific facts and circumstances. It is unlikely that the market approach would be used extensively due to the lack of public information available regarding market transactions involving intangible assets.

The Company anticipates that its analysis will include:

•	Review and analysis of the intangible and tangible assets acquired.

Securities and Exchange Commission

February 1, 2016

•	Analysis of Moleculin’s financial statements, including the closing balance sheet as of the transaction date and financial summary of the total consideration paid for Moleculin.

•	Review of expected profits to be derived from technology as well as its forecasted development efforts.

•	Review acquisition planning documents related to the transaction.

•	Analysis of Moleculin’s financial projections.

•	Modeling and related financial analysis for each intangible asset to determine its fair value and remaining useful life.

Goodwill

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed will be recognized as goodwill.

Note 3 –Pro Forma Adjustments, page 36

14.	While you provide this pro forma information to reflect the acquisition of Moleculin, you also adjust for some transactions that are triggered by the IPO. Tell us why it is appropriate to reflect the conversion of convertible notes payable by MBI and the repayment of notes payable by Moleculin, as well as eliminating associated interest expense on the pro forma statements of operations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the pro forma information to include the effects of the acquisition of Moleculin and effects of the IPO. Specifically, the Company has revised the first paragraph under the title “Unaudited Pro Forma Combined Financial Information” to state (emphasis added):

“The following unaudited pro forma combined financial information is based on the historical financial statements of Moleculin Biotech, Inc. after giving effect to our planned acquisition of Moleculin, LLC (“Moleculin”), our initial public offering and the assumptions, reclassifications and adjustments described in the accompanying notes to the unaudited pro forma combined financial information.” We also updated the pro form combined financial information to include a separate column for adjustments triggered by the IPO.”

15.	Please revise to reflect, if true, that the note explaining the pro forma adjustment for Moleculin’s convertible notes payable and related interest are covered under note (h) with the issuance of 1,000,000 MBI common shares, rather than under (f).

Securities and Exchange Commission

February 1, 2016

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the pro forma balance sheet and note (h) have been modified in the Amended Registration Statement to clearly separate the impact from the conversion of debt and the issuance of shares to members of Moleculin.

16.	Refer to the note (i) of your pro forma adjustment note. Please tell us why you do not reflect MD Anderson’s forfeiture to receive common units of Moleculin on your pro forma combined balance sheet. Furthermore, explain why you show this liability as assumed in the acquisition of Moleculin in your purchase price allocation table on page 35, when such liability no longer exists.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the pro forma combined balance sheet has been updated to include MD Anderson’s forfeiture to receive common units of Moleculin.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates, page 38

17.	Please describe how you estimate the fair value of your common stock underlying the convertible notes payable. In addition, provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the following has been added to the Amended Registration Statement:

“Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that have conversion prices that create an embedded beneficial conversion feature on the issuance date. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible into is in excess of the remaining unallocated proceeds of the note after first considering the allocation of a portion of the note proceeds to the fair value of any attached equity instruments, if any related equity instruments were granted with the debt. The Company estimates the fair value of its common stock using the most recent selling price available. The intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to additional paid-in capital. The debt discount is amortized to interest expense over the life of the note using the effective interest method.”

The following summarizes the Company’s activities regarding equity securities:

Securities and Exchange Commission

February 1, 2016

•	August 7, 2015 – Issuance of 100,000 common shares to the funder for $100 cash.
•	August 11, 2015 – Issuance of 630,000 common shares to acquire certain intellectual property from IntertechBio. The shares were valued at $0.001 per share.
•	August 21, 2015 – Issuance of 4,500,000 common shares at $0.001 per share to two officers, Walter V. Klemp and Don Picker, and one advisor, Waldemar Priebe, for $4,500 cash. $3,000 of the proceeds have been received as of the date of this letter.
•	August 21, 2015 – Issuance of 1,431,000 common shares to acquire all data AnnaMed, Inc., a company affiliated with certain members of our management and board of directors, had regarding the development of Annamycin and the Annamycin IND, including all trade secrets, know-how, confidential information and other intellectual property rights held. The shares were valued at $0.001 per share.
•	August 31, 2015 – Issuance of $125,000 note convertible to the Company’s common stock at $0.1299 per share.
•	September 3, 2015 – Issuance of $125,000 note convertible to the Company’s common stock at $0.1299 per share.
•	October 6, 2015 – Issuance of $150,000 note convertible to the Company’s common stock at $0.20 per share.
•	October 28, 2015 – Issuance of $50,000 note convertible to the Company’s common stock at $0.20 per share.
•	December 30, 2015 – Issuance of $165,000 note convertible to the Company’s common stock at $0.20 per share.

The conversion price for the August and September 2015 notes was set at $0.1299 per share as compared to $0.001 per share because the acquisition of the intellectual property from AnnaMed increased the value of the Company. The conversion price for the October 2015 and December 2015 notes was set at $0.20 per share as compared to $0.1299 per share because the Company believed it had made significant progress toward its initial draft registration statement filing and because Moleculin LLC and IntertechBio had negotiated revised payment structures with MD Anderson that cured prior defaults to MD Anderson and provided the Company needed time to complete its initial public offering.

Components of our Results of Operations and Financial Condition, page 39

18.	While MBI’s activities may have been limited since its incorporation, please provide a discussion for its results of operations and financial condition. For example, we believe an explanation of expenses incurred to date will assist the investors in understanding your activities to date. In addition, disclose the costs incurred during each period presented and to date for each of your product candidates. If you do not maintain any research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project and provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on each of your projects.

Securities and Exchange Commission

February 1, 2016

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added a section titled “Statement of Operations – MBI” to the Amended Registration Statement.

Business, page 43

19.	We note that Callisto Pharmaceuticals, Inc., a prior developer of Annamycin, decided to suspend further development of Annamycin for acute leukemia on or before December 31, 2008. In its public filings, Callisto stated that the clinical data did not support further clinical evaluation of Annamycin as a single agent treatment for relapsed or refractory adult acute leukemia patients. Accordingly:

•	Please clarify in your disclosure whether the prior clinical trials you discuss on page 45 were conducted by or on behalf of Callisto. If so, please explain:

o	how it is possible to reconcile Callisto’s assessment of efficacy with your statements that Annamycin demonstrated efficacy in those trials;
o	how you are defining efficacy; and
o	whether statistical significance was demonstrated in the trials you cite

•	Please also clarify how long it has been since the prior Phase I and Phase I/II studies you cite were conducted and how long clinical development of Annamycin for the treatment of adult relapsed or refractory acute leukemia has been inactive.

•	Please provide the basis for your belief, stated on page 46, that prior drug development activity was terminated for “financial” reasons.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has amended the disclosure regarding clinical trials to clarify that these clinical trials were conducted by Callisto.

The Company is aware that Callisto disclosed publicly in its 2009 Form 10-K that the clinical data relating to acute leukemia patients “did not support further clinical evaluation of L-Annamycin as a single agent to treat relapsed or refractory adult acute leukemia patients.” However, the actual clinical data as reported by Dr. Robert Shepard, who was Callisto’s Chief Medical Officer at the time of the clinical trials, to the 2009 Annual Meeting of the American Society of Clinical Oncology, and as further reported by the Principal Investigators of the clinical trials in a peer-reviewed journal article (Clin Lymphoma Myeloma Leuk. 2013 August; 13(4): 430–434. doi:10.1016/j.clml.2013.03.015.), makes clear that the data does support further clinical evaluation. The referenced article has been provided to the Staff supplementally.

Securities and Exchange Commission

February 1, 2016

Specifically, the conclusion stated in the 2009 ASCO presentation was that “Nanomolecular Liposomal Annamycin was effective even in refractory ALL”. In addition, the conclusion published in the 2013 Clinical Lymphoma, Myeloma & Leukemia journal article was that “Single agent nanomolecular liposomal annamycin appears to be well-tolerated and evidence of clinical activity as a single agent in refractory adult ALL.” The Company has reviewed these conclusions with Dr. Shepard, who is now our Chief Medical Officer, and with two of the Principal Investigators who co-authored the 2013 journal article referenced above and have determined that these conclusions continue to reflect their clinical opinions regarding the clinical data.

As reported in both the ASCO presentation and the 2013 journal article referenced, the definition of efficacy is based on the following Response Criteria: “Response criteria were achievement of CR defined as ≤5% blasts, granulocyte count of ≥1×109/L, and a platelet count of ≥100×109/L. Partial remission was defined the same as CR, except for the presence of 6% to 25% blasts. Hematologic improvement was defined as for CR but platelet count <100×109/L.”

The summary of patient response from the 2013 journal article reads: “After determining the MTD, a 10-patient phase IIA was conducted. Eight of the patients completed one cycle of the three days of treatment at the MTD. Of these, five (62%) had an efficacy signal with complete clearing of circulating peripheral blasts. Three of these subjects also cleared bone marrow blasts with one subsequently proceeding onto successful stem cell transplantation. The other two developed tumor lysis syndrome and unfortunately expired prior to response assessment.” In the Company’s review with Dr. Shepard and the other Principal Investigators, it confirmed that the “efficacy signal” in this summary corresponds with a “Partial remission” as described in the Response Criteria and that the three subjects who “cleared bone marrow blasts” correspond with “CR” (Complete Response). In the draft registration statement, the Company provided a more conservative presentation of these results, calculating percent responses using the starting cohort size of 10 as the denominator, rather than the 8 patients who completed the required single course.

Phase I/II cancer trials are not designed to reach statistical significance, and accordingly, statistical significance is not indicated for this trial.

The last clinical trial of Annamycin was completed in 2007 and there has been no subsequent clinical activity.

Securities and Exchange Commission

February 1, 2016

The Company has removed the reference regarding the reasons prior drug development activity was terminated.

Corporate History, page 43

20.	Please provide a succinct discussion that clarifies the transactional history and common relationships among Houston Pharmaceuticals, Inc., IntertechBio Corporation, Moleculin, MBI, Callisto, AnnaMed, MD Anderson, and your officers and major shareholders.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added the following disclosure to the section “Business – Corporate History” in the Registration Statement:

“The following summarizes the transactional history and common relationships among HPI, IntertechBio, Moleculin, MBI, Callisto, AnnaMed, MD Anderson, and our officers and major shareholders:

• Houston Pharmaceuticals, Inc.: Prior to the effective date of the registration statement of which this prospectus is a part, we will enter into a co-development agreement with HPI whereby HPI will continue its grant-funded research and make all resulting data available for our use in exchange for a development fee. Waldemar Priebe, chairman of our Scientific Advisory Board, and Don Picker, our president and chief operating officer, are shareholders of HPI, and Dr. Priebe has the voting and dispositive power over the shares held by HPI.

• IntertechBio Corporation: In August 2015, in exchange for the issuance of 630,000 shares of common stock, we acquired the rights to the license agreement with MD Anderson covering our WP1122 Portfolio held by IntertechBio Corporation. Waldemar Priebe, chairman of our Scientific Advisory Board, and Don Picker, our president and chief operating officer, are shareholders of IntertechBio and control the voting and dispositive power over the shares held by IntertechBio.

• Moleculin LLC: Prior to the effective date of the registration statement of which this prospectus is a part, Moleculin will be merged with and into our company. Moleculin is the holder of the license agreement with MD Anderson covering our WP 1066 Portfolio. As a result of the merger, we will issue the equity interests holders of Moleculin an aggregate of 1,000,000 shares of our common stock. Waldemar Priebe, chairman of our Scientific Advisory Board, Walter Klemp, our chairman and acting chief executive officer, and Don Picker, our president and chief operating officer, are members of Moleculin and will receive 6,046 shares, 22,795 shares and 6,046 shares, respectively, of our common stock as a result of the merger. In addition, Walter Klemp and Don Picker are members of the board of Moleculin.

Securities and Exchange Commission

February 1, 2016

• AnnaMed, Inc.: In August 2015, in exchange for 1,431,000 shares of our common stock, we acquired the rights to the Annamycin data related to the original Annamycin IND and the development of Annamycin held by AnnaMed, Inc., a company controlled by Walter Klemp, our chairman and acting chief executive officer.

• Callisto Pharmaceuticals, Inc.: Our president and chief operating officer, Don Picker and our chief medical officer, Robert Shepard, were chief operating officer and chief medical officer, respectively, of Callisto. Since 2009, neither individual has had any relationship or ownership with Callisto.

• MD Anderson: Both Moleculin and IntertechBio have entered into license agreements with MD Anderson. See “Business – Our Licenses Agreements” below. Waldemar Priebe, chairman of our Scientific Advisory Board, is a Professor of Medicinal Chemistry, Department of Experimental Therapeutics, Division of Cancer Medicine, at the University of Texas MD Anderson Cancer Center.”

21.	Please discuss the terms of your agreement with AnnaMed to acquire the development rights to Annamycin and provide the agreement as an exhibit to your draft registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has added the following disclosure to the section “Business – Corporate History” in the Registration Statement:

“In August 2015, we entered into a rights transfer agreement with AnnaMed pursuant to which in exchange for 1,431,000 shares of our common stock AnnaMed agreed to transfer any and all data it had regarding the development of Annamycin and the Annamycin IND, including all trade secrets, know-how, confidential information and other intellectual property rights held by AnnaMed.”

In addition, the Company respectfully advises the Staff that it will file the rights transfer agreement with an amendment to the Registration Statement.

22.	Please add sections in your disclosure that address:

•	your agreements with Houston Pharmaceuticals, Inc., including disclosure of the material terms regarding Houston Pharmaceutical’s termination of rights to the WP1066 Portfolio and your ongoing negotiations regarding the co- development agreement.

Securities and Exchange Commission

February 1, 2016

•	the terms of the merger between Moleculin and MBI.

Please also provide these agreements as exhibits to your draft registration statement to the extent they have been executed.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has: (i) added disclosure related to the HPI agreement to the section “Business – License Agreements; and (ii) added disclosure regarding the terms of the merger agreement to the section “Business – Corporate History”.

Our License Agreements, page 50

23.	Please disclose the extent of any legacy license obligations to which you are subject as a result of your acquisition of the Annamycin development project from AnnaMed. If there are license agreements associated with such obligations, please disclose the material terms and provide these agreements as exhibits to your draft registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no legacy license obligations to which it is subject as a result of the acquisition of the Annamycin development project from AnnaMed.

24.	Please revise this section to disclose, for each license agreement, the amount of upfront payments, milestone payments, royalty rates and minimum royalties. We note your disclosure of some of this information on pages F-10 and F-18. In addition, please disclose the extent to which you are required to issue equity to MD Anderson upon the occurrence of milestone events.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in “Business – Our License Agreements” to include the amount of upfront payments, milestone payments, royalty rates and minimum royalties owed to MD Anderson. The Company has also added an affirmative statement that no equity payment will be owed to MD Anderson upon the satisfaction of any milestones.

25.	Please disclose the material terms of MD Anderson’s right to terminate each of the license agreements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in “Business – Our License Agreements” to include the material termination provisions in the license agreements.

Securities and Exchange Commission

February 1, 2016

26.	Please provide each license agreement with MD Anderson as an exhibit to your draft registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will file the agreements by amendment.

27.	Please describe the material terms of the Patent and Technology Development and License Agreement with Dermin and provide this agreement as an exhibit to your draft registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in “Business – Our License Agreements” to include the material provisions of the Patent and Technology Development and License Agreement with Dermin. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will file the agreements by amendment.

Management, page 58

28.	Please disclose Mr. Klemp’s business activities during the period prior to July 2015 and following his time as CEO of Zeno Corporation.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised Mr. Klemp’s biography to clarify Mr. Klemp’s business activities prior to July 2015.

Relationships and Related Party Transactions, page 63

29.	In each case in this section where you have disclosed the existence of an affiliation between an individual and an entity, please also disclose the specific nature of the individual’s affiliation with the respective entity.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in “Relationships and Related Party Transactions” to clarify the specific nature of the related party affiliations disclosed.

30.	Please disclose the shares of your common stock that Messrs. Priebe, Klemp and Picker will each receive as a result of your merger with Moleculin.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the referenced disclosure to state that Waldemar Priebe, Walter Klemp and Don Picker will receive 6,046 shares, 22,795 shares and 6,046 shares, respectively, of the Company’s common stock as a result of the merger.

Securities and Exchange Commission

February 1, 2016

Notes to Financial Statements

Note 1 – Description of business and Summary of Significant Accounting Policies

Nature of Business, page F-7

31.	Please disclose the significant rights and obligations underlying the licenses relating to Annamycin and WP1122. Your obligations may include annual maintenance fees, milestone payments, royalties, and minimum research expense requirements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that following was added to the Note 1 to the Company’s financial statements.

“In August 2015, the Company entered into a rights transfer agreement with AnnaMed, Inc. (“AnnaMed”), a company affiliated with certain members of our management and board of directors, pursuant to which, in exchange for 1,431,000 shares of our common stock, AnnaMed agreed to transfer any and all data it had regarding the development of Annamycin and the Annamycin IND, including all trade secrets, know-how, confidential information and other intellectual property rights held by AnnaMed.

On August 11, 2015, the Company entered into a rights transfer agreement with IntertechBio Corporation (“IntertechBio”), a company affiliated with certain members of our management and board of directors, whereby IntertechBio agreed to assign its license or sublicense its license to certain metabolic inhibitor technology owned by MD Anderson. In consideration, the Company issued 630,000 common shares to Intertech Bio. IntertechBio agreed to make payments to MD Anderson including an up-front payment, license documentation fee, annual maintenance fee, milestone payments and minimum annual royalty payments for sales of products developed under the license agreement. The Company has assumed the rights and obligations of IntertechBio under the license agreement with MD Anderson. All out-of-pocket expenses incurred by MD Anderson in filing, prosecuting and maintaining the licensed patents have been and shall continue to be assumed by the Company.”

Note 7 – Subsequent Events, page F-9

32.	Please tell what you received in exchange for assuming IntertechBio Corporation’s liability and why it is appropriate to classify related repayment as prepaid expenses.

Securities and Exchange Commission

February 1, 2016

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that on August 11, 2015, the Company entered into a rights transfer agreement with IntertechBio whereby IntertechBio agreed to assign its license or sublicense its license to certain metabolic inhibitor technology owned by MD Anderson. IntertechBio also agreed to transfer all related data regarding such license. In consideration, the Company issued 630,000 common shares to Intertech Bio. In the right transfer agreement, the Company did not agree to pay for the liabilities IntertechBio owed to MD Anderson prior to August 2015. The Company subsequently agreed to assume such liabilities so the Company can still have access to the license through IntertechBio. The Company paid $23,000 to MD Anderson in September 2015 as a good faith payment for the settlement of outstanding liabilities. As the final agreement between IntertechBio and MD Anderson was reached in October 2015, the Company believes it is proper to record such payment as prepaid expense at September 30, 2015.

Moleculin, LLC.

Audited Financial Statements

Statement of Cash Flows, page F-13

33.	Please tell us why you believe the $232,300 cash received from other receivable should be classified as an operating activity.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the statement of cash flows has been restated to reflect $232,300 cash received from other receivable as investing activities.

Notes to Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-25

34.	Please disclose how you account for the agreements under which you grant rights to your technology in exchange for the licensee’s grant funding to pay for development costs. Cite the relevant accounting literature to support your accounting.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the following accounting policy has been added to the Notes to Financial Statements.

“The Company recognizes revenues when persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the purchase price is fixed or determinable and collectability is reasonably assured.

Securities and Exchange Commission

February 1, 2016

The Company may receive cost reimbursement-based grants. For these grants, revenues are based on costs incurred that are specifically covered under reimbursement arrangements. These revenues are recognized as grant-related expenses are incurred by the Company or its subcontractors.”

The Company follows the guidance in Staff Accounting Bulletin No. 104 for revenue recognition.

Other Comments

35.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not provided potential investors any written communications in reliance on Section 5(d) of the Securities Act (or otherwise).

36.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not expect to include any additional graphics to the prospectus.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Securities and Exchange Commission

February 1, 2016

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Walter Klemp, Acting Chief Executive Officer
Louis Ploth, Chief Financial Officer